September 20, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Judiciary Plaza

Washington, D.C. 20549

Attention: Mr. John Reynolds, Assistant Director

Re:          Vertical Health Solutions, Inc.

July 7, 2011 Supplemental Correspondence

Form 8-K

Filed April 21, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

File May 16, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

File August 15, 2011

File No. 001-31275

Dear Mr. Reynolds:

This letter is submitted on behalf of Vertical Health Solutions, Inc., a Florida corporation, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter dated August 26, 2011 (the “Comment Letter”).  The numbered paragraphs set forth below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each paragraph is our response to the Staff’s comments.  In addition, a marked copy of the Amendment No. 1 to the Form 8-K is attached hereto as Annex A for your reference.

Unless otherwise indicated or the context otherwise requires, all references below in this response letter to “we,” “us” and the “Company” are to Vertical Health Solutions, Inc., a Florida corporation, together with its wholly-owned subsidiary, OnPoint Medical Diagnostics, Inc., a Minnesota corporation.  Specific discussions or comments relating only to Vertical Health Solutions, Inc. prior to the merger which occurred on April 15, 2011 reference “VHS” and those relating only to OnPoint Medical Diagnostics, Inc. reference “OnPoint”.

Form 8-K/A Submitted Supplementally on July 7, 2011

Description of Business, page 5
Marketing and Sales, page 6

SEC Comment:

1.             We note your response to comments two and three of our letter dated June 17, 2011.  Please revise to disclose, if true, that you have not received any revenue from the work “successfully performed” on your system and that you have paid license fees to the Mayo clinic.  In addition, please explain what you mean by “early adopter customer” and state whether you have any.  If you do not have any early adopter customers, please address the basis for your belief that you will obtain them as defined.

Response:

For clarification, the work “successfully performed” was performed by Mayo Clinic before the Company entered into the license agreement with them.   As a result, the Company did not receive any revenue from the work performed.  The Company proposes to revise the paragraph as follows to provide clarity as to the timing of the work “successfully performed” on the system.

“The MRI quality assurance system was developed by Mayo Clinic and has been used by them since 2006, where the system successfully performed automated quality control on over 200,000 MRI images.  In 2009, we licensed the technology underlying the MRI quality assurance system from Mayo Clinic in order to further develop the technology to create a product that would be suitable for commercial use.  While leaving the core image processing algorithms intact, we are re-writing the user interface, creating a flexible reporting framework, redesigning the database, and porting the customer specific system to a more extensible and configurable platform.  We are currently testing and validating these modifications at three locations: (i) Mayo Clinic, (ii) an outpatient imaging provider, and (iii) a hospital.  Once development is complete, we intend to launch our product with the broader market.  We estimate a commercial launch in the third quarter of 2011.   Although we are currently focused on the application of our product for MRI images, our broader vision is to deliver an enterprise quality assurance platform that addresses the quality, operational, and regulatory requirements of all diagnostic imaging devices.”

With respect to license fees paid to Mayo Clinic, this information is disclosed under “Intellectual Property” on page 8 of the Form 8-K.

SEC Comment:

2.             We note your reference to “luminaries” in this section and “key luminary accounts” in the last paragraph under Competition on page seven.  Please revise to provide more detailed disclosure on the identity and number of your key luminary accounts.

Response:

We currently have three luminary accounts, one of which is Mayo Clinic.  Our luminary accounts (other than Mayo Clinic) have asked that we not disclose their names without their prior written approval.  As a result, we would prefer not to include their identity in our public filings.  In addition, these accounts are not currently paying customers of the Company, but rather are test sites for our product during development.  Therefore, the disclosure of the identity of such key luminary accounts would not be material to the Company’s investors.  We propose to revise the paragraph in the marketing section to include the number of luminaries and a description of the two unnamed luminary accounts as follows:

“We have identified specific strategies to grow sales and operations to meet our full implementation goals. We intend to commercialize the quality assurance and accreditation software through structured alpha and beta programs at key luminaries in the United States. These key luminary show sites will be representative of our target market and include large imaging centers, small community hospitals and large healthcare institutions and networks.  We are currently testing the quality assurance and accreditation software at three key luminary show sites and intend to add several more prior to commercialization.”

In addition, we propose to revise the sentence in the last paragraph under Competition as follows:

“Our cloud-based MRI quality assurance solution is currently being tested at three luminary show sites: (i) Mayo Clinic, (ii) an outpatient imaging provider, and (iii) a hospital.  However, our product is not yet commercially available.”

Competition, Page 7

SEC Comment:

3.             We partially reissue comment 10 of our letter dated June 17, 2011.  Please revise this section to provide a more balanced discussion of your competitive position and the principal methods of competition in the industry.  For example, we note your statement that you believe you compete favorably on the basis of certain listed factors.  Please revise this statement in light of your apparent lack of commercial operations.

Response:

We propose to revise the last paragraph under Competition as follows:

“Based on our assessment of the existing competition, once our product is commercially available we believe we can compete favorably on ease of use, breadth and depth of functionality, speed and ease of deployment, integration and configuration, total cost of ownership and scalability of the product. However, large, multi-national companies that we expect to compete with when our product is commercially available will have greater sales, marketing and financial resources, a more extensive geographic presence and greater name recognition than we expect to have, and therefore, may inhibit our ability to compete effectively in the market.”

Employees, page 8

SEC Comment:

4.             Please revise to describe the services provided by the four independent consultants you refer to in this section.  Please also identify the firm and revise the second paragraph of MD&A to provide further detail regarding the nature of the consulting services to the extent they relate to the expenses quantified in the paragraph.

Response:

We propose to revise the Employee section as follows:

“Mr. Cavanaugh is the only full time employee of the Company. Mr. Mark Steege, our Interim Chief Financial Officer, Treasurer and Secretary, is a part-time consultant to the business.  Mr. Steege was not compensated by OnPoint during 2010, however we intend to compensate Mr. Steege in the future through the grant of stock options.  In addition, we have four software developers who are operating as independent consultants and are paid on an hourly basis.  These software developers are working on porting the existing quality assurance software system to a cloud-based software-as-a-service platform. The independent software developers are sole proprietors functioning as individuals or under their own limited liability companies.  We expect to hire an individual to serve as the Director of Product Management in May 2011.”

We propose to revise the Software Research and Development section under MD&A as follows:

“Our software development expenses were $69,815 for the year ended December 31, 2010 compared to $28,650 for the period from inception (February 1, 2009) to December 31, 2009. The increase in expenses was from the engagement of additional independent software developers that were primarily focused on porting the existing system to a cloud-based software-as-a-service platform.”

Risk Factors, page 8
We compete in highly competitive markets, page 10

SEC Comment:

5.             Please consider expanding your discussion here to discuss the risks posed by your existing competitors, as disclosed under Competition on page seven.

Response:

We propose to revise the Risk Factor as follows:

“We compete in highly competitive markets.

The market for MRI quality assurance software solutions is new and currently just evolving.  Overall, the quality control market within the medical industry is fragmented, with much of the work still being performed manually.  As such our primary competitor today is the manual process performed by technologists and recorded in a paper-based log book.  The only direct competitor with a software solution is Radiological Imaging Technology, who does not offer a cloud-based solution.  Potential competitors include large, multi-national companies who have a larger installed base of users, longer operating histories, greater name recognition and substantially greater technical, marketing, and financial resources.

Although we believe we will compete favorably in our market, new competitors could develop that may have longer operating histories, established ties to customers, greater brand awareness and well-accepted products. These competitors in the market space could have greater financial, technical and marketing resources. Our ability to compete depends, in part, upon a number of factors outside our control, including the ability of our competitors to develop alternatives that are competitive with our products.”

Management’s Discussion and Analysis, page 14
Results of Operations, page 15

SEC Comment:

6.             It appears that your disclosure of the increases and decreases in expenses in this section does not result in an increase in expenses of $78,962.  Please advise or revise.

Response:

We propose to add the following sentence after the end of the second to last sentence in the G&A description:

“Various other expenses for 2009 were $6,650 and $29,121 for 2010.  The increase of $22,471 was primarily attributable to the amortization of debt issuance costs that did not occur in 2009.”

Summary of Contractual Obligations, page 16

SEC Comment:

7.             It is unclear why you have deleted the reference to “5% of annual gross sales” in footnote (2) on page 16.  Please include such disclosure or advise.

Response:

Please see our response to Question No. 3 to the comment letter from the Staff, dated September 6, 2011.  We will include such disclosure.

Liquidity and Capital Resources, page 15

SEC Comment:

8.             We note in your response to comment three of our letter dated June 17, 2011 that since the MRI quality assurance software is currently customer specific, you will need to create a more extensible and configurable platform by updating the existing user interface, re-writing the reporting framework and extending the database for broader commercial use.  Please tell us if you reasonably expect these software expenditures to have a material favorable or unfavorable impact on your future income from operations or liquidity and, if so, revise to provide the disclosure required by Item 303(a)(1) or 303(a)(3)(ii) of Regulation S-K.

Response:

We intend to revise the fourth paragraph under “Liquidity and Capital Resources” on page 15 as follows:

“Additionally, we are currently expending cash resources on re-writing the user interface, creating a flexible reporting framework, redesigning the database, and porting the customer specific system to a more extensible and configurable platform.  Without further financing, we expect that expenditures in connection with these research and development efforts will have a material negative impact on our short term liquidity position.

In order to fully fund our research and development efforts, and successfully commercialize our product, we are seeking to raise additional capital during the remainder of 2011 to fund our operations and future development. A capital raise could include the securing of funds through new strategic partnerships or collaborations, the sale of common stock or other equity securities or the issuance of debt.  We expect that substantially all of our operating capital for the foreseeable future will come from external sources such as strategic partnerships or collaborations, the sale of common stock or other equity securities or the issuance of debt.  We do not expect a material amount of our operating capital to come from internal sources such as revenue generated from product sales since our product is not yet commercially available.  We cannot assure you that any such capital raising transaction will be available to us as needed, or on favorable terms.

We are subject to those risks associated with any software company.  In addition, we operate in an environment of rapid technological change and we are largely dependent on the services of our employee and consultants.  We cannot assure you that our development projects will be successful, that any product will be commercially viable, or that we will be able to attract and retain the necessary employees and consultants to complete development and commercialize our product.”

SEC Comment:

9.             We partially reissue comment 23 of our letter dated June 17, 2011. Please discuss the impact of your material financing arrangements on current and future liquidity. For example, expand on your discussion of the obligation to pay interest under the outstanding convertible notes and the current and potential impact of such interest payments if investors elect to receive the accrued interest in cash. We may have further comments when such notes are filed as exhibits to your Form 8-K.

Response:

We propose to expand the disclosure under the second paragraph of “Liquidity and Capital Resources” as follows:

“The convertible notes have a mandatory conversion feature whereby the outstanding principal amount automatically, and without any further action by the note holders, converts to common stock on each of the principal satisfaction dates.  However, the holders of such convertible notes have the option to convert the accrued but unpaid interest on such convertible notes into shares of common stock.  Therefore, the only financial obligation associated with these notes would be if the investors elect to receive accrued interest in cash, instead of shares of common stock.  The first interest payment, if any, is not due until December 31, 2011.  Please see “Summary of Contractual Obligations” below for the potential interest payments due assuming no debt is converted prior to the mandatory conversion dates.”

SEC Comment:

10.           We reissue comment 24 of our letter dated June 17, 2011. Please fully discuss the material deficiency in your liquidity and indicate the course of action you have taken or propose to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity. See Item 303(a)(1) of Regulation S-K.

Response:

Please see our response to Comment 8 above where we have discussed the deficiency in our liquidity position and indicated the course of action that we intend to take to remedy such deficiency.  This discussion also addresses our internal and external sources of liquidity.

Properties, page 18

SEC Comment:

11.           We reissue comment 25 of our letter dated June 17, 2011. It is unclear why you believe Item 102 of Regulation S-K would not apply. See, for example, Instruction 2 to Item 102 of Regulation S-K. In this regard, please add back the disclosure deleted under Geographic Information on page eight or advise.

Response:

Item 102 of Regulation S-K states that the Company should “state briefly the location and general character of the principal plants, mines and other materially important physical properties of the registrant and its subsidiaries.  Instruction 2 to Item 102 indicates that in determining what properties to disclose, the registrant should consider both quantitative and qualitative factors relating to such properties.

The Company does not maintain an office in Rochester, Minnesota, however, its Interim Chief Financial Officer, Mr. Steege, maintains an office in Rochester, Minnesota at his current position with Titan Ventures.  This office location has no quantitative or qualitative benefits to the Company since the Company also maintains an office for its Interim Chief Financial Officer in Minneapolis, Minnesota.  As a part-time consultant, the Company permits Mr. Steege to work remotely or in the Company’s Minneapolis office, however all documentation and Company related information is maintained in the Minneapolis office or on the Company’s computer system.  In addition, a consulting liaison to our licensor is located in an office in Rochester, Minnesota as an employee of Titan Ventures.  We do not have a consulting arrangement with this individual and he is not our primary contact for our licensor.  His relationship with the Company and the licensor are not material to the Company or the Company’s license agreement and therefore have been removed from the discussion of Geographic Information on page 8.

Directors and Executive Officers, page 21

SEC Comment:

12.           We partially reissue comment 27 of our letter dated June 17, 2011.  Please revise the tabular disclosure to indicate that Mr. Steege is also the Treasurer and Secretary of the company and revise the narrative disclosure in the second paragraph of this section to indicate that Mr. Cavanaugh is also President of the company.

Response:

We will revise the table and narrative as requested.

SEC Comment:

13.           We reissue comment 28 of our letter dated June 17, 2011. Please revise the first footnote (1) on page 22 to specify the “Effective Date.” In this regard, we also note that the “Effective Date” does not appear to be defined in the Form 8-K.

Response:

We have removed all references to “Effective Date” and inserted the actual date in the Form 8-K where the term “Effective Date” was contained.

Incoming Directors of the Company, page 23

SEC Comment:

14.           We partially reissue comment 31 of our letter dated June 17, 2011. Please clarify the extent to which the private companies on which Mr. Chafoulias serves as Chairman are directly or indirectly controlled by him by virtue of his equity ownership in such companies.

Response:

We intend to revise the sentence relating to Mr. Chafoulias’ equity ownership of the private companies on which Mr. Chafoulias serves as Chairman as follows:

“For the private companies where he serves as chairman, Titan Development and Investments and Andy’s Liquor are the only private companies that are directly or indirectly controlled by Mr. Chafoulias by virtue of his equity ownership in such company.”

Executive Compensation, page 26
Summary Compensation Table, page 26

SEC Comment:

15.           We note the disclosure in Exhibit 99.1 that the company granted its President and CEO 600,000 non-qualified stock options in February 2010. You do not appear to have disclosed this here. Please advise or revise.

Response:

We will revise the Summary Compensation Table to include the 600,000 non-qualified stock options granted to Mr. Cavanaugh in 2010, which have a grant date fair value of $586,722.

SEC Comment:

16.           We partially reissue comment 35 of our letter dated June 17, 2011. Please remove the word “securities” where it appears in footnote (2) on page 26 or advise us of your basis for excluding disclosure regarding securities pursuant to Item 402(n)(2)(ix) of Regulation S-K.

Response:

We will remove the word “securities”.

Certain Relationships and Related Transactions, and Director Independence, page 32

SEC Comment:

17.           Please delete the first paragraph of this section or revise to refer to the requirements of Item 404 of Regulation S-K. In this regard, we note your reference to 10% rather than 5% and your reference to “any transaction for the past two years” rather than the period called for by Instruction 1 to Item 404.

Response:

We have deleted the first paragraph of this section as requested.

SEC Comment:

18.           We partially reissue comment 37 of our letter dated June 17, 2011. Please revise to fully disclose all related party transactions. In this regard, we cannot locate a substantive response to the portion of our comment concerning non-qualified stock options being issued to employees of related parties referenced in Exhibit 99.1 and the stock options to certain board members to acquire 100,000 shares of common stock at $.65 per share referenced on page 20 of Exhibit 99.1.

Response:

With respect to the non-qualified stock options being issued to employees of related parties referenced in Exhibit 99.1, we partially reissue our response to comment 37.  These stock options were granted to employees of HIPP when OnPoint was a majority-owned subsidiary of HIPP.  Pursuant to Instruction 1 to Item 404(a), a related person includes any officer, director or immediate family member of an officer or director of the registrant, or a security holder covered by Item 403(a) of Regulation S-K or an immediate family member of such security holder.  Item 403(a) defines such a security holder as any person, including any “group” (as defined by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), who is known to the registrant to be the beneficial owner of more than five percent of any class of the registrant’s voting securities.  For purposes of Item 404(a), HIPP would have been considered a related party.  However, OnPoint did not issue these options to HIPP.  In addition, HIPP and its employees would not be considered a “group” as defined by Section 13(d)(3) of the Exchange Act, which defines a “group” as two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer.  The employees of HIPP were not acting together “for the purpose of acquiring, holding, or disposing of securities of” OnPoint.  Each employee was acting individually, and for his or her own benefit, and not for the benefit of HIPP or the other employees.  Notwithstanding the foregoing, in the event the Commission were to disregard the corporate form, and to deem that OnPoint and HIPP were actually one company, the grant of these options to employees of HIPP would still not trigger disclosure under Item 404(a) in accordance with Instruction 5(b) thereto.

In addition, with respect to the stock options to certain board members to acquire 100,000 shares of common stock at $.65 per share referenced on page 20 of Exhibit 99.1, we reissue our response to comment 37.  These stock options were granted to the board members for board service during 2011, however, such stock options were subsequently cancelled and the board members were granted new stock options for board service during 2011 under the Company’s 2011 Omnibus Incentive Compensation Plan.  In accordance with Item 402(f), we are only required to include disclosure on compensation for the prior fiscal year.  Since this compensation occurred after the end of the fiscal year, it will be reflected when Item 402(f) requires such disclosure in accordance with its terms.  In addition, when disclosed, this information will not be required to be disclosed as a related party transaction in accordance with Instruction 5(b) of Item 404(a).

SEC Comment:

19.           We note that you deleted the disclosure regarding the outstanding obligation to Mr. Watters for “services rendered and payment of invoices” and added related disclosure under Executive Compensation on page 26. To the extent that such payments were reimbursements for payment of invoices on behalf of the company, such payments are more appropriately disclosed here. Please revise or advise.

Response:

The payments originally set forth in this section related to payments made to Mr. Watters solely for services rendered.  As a result, we have moved this information to Executive Compensation.  In addition, we have added the following new paragraph describing a note payable issued to Mr. Watters, the proceeds of which were used for the payment of invoices:

“Steve Watters

In July 2010, we received $25,000 from Mr. Watters, our former Chief Executive Officer, in exchange for a nonrecourse promissory note. The proceeds of this note were used for the payment of invoices of the Company.  The note bears 10% interest, is unsecured and due on demand.  On February 1, 2011, we entered into a Note Amendment and Waiver Agreement with Mr. Watters, whereby Mr. Watters agreed to convert this note into shares of our common stock in connection with the Merger.  Immediately prior to the Merger on April 15, 2011, this note was converted into 271,189 shares of our common stock.  As a result, there are no outstanding obligations under this note.”

We will also add a summary of the terms of this note to the exhibits to the Form 8-K.

SEC Comment:

20.           Please revise the references to “under common ownership” or “under common management” to clearly identify the parties and the basis on which the related person is a related person. See Item 404(a)(1) of Regulation S-K.

Response:

We have removed the references to “under common ownership” and “under common management” as they do not reflect a basis for determining that such person is a related person.  In addition, we have revised this disclosure to clearly state that each of these parties, HIPP and Rainwater Capital Partners, LLC, was a security holder of the Company satisfying the requirement of Item 403(a) of Regulation S-K.  Please see the revised language in the Form 8-K on pages 33 and 34.

SEC Comment:

21.           Please revise here and where appropriate to clarify the nature of the consulting services provided by HIPP, Rainwater Capital Partners and other consultants.

Response:

We have revised the disclosure to clarify the nature of the consulting services provided by HIPP, Rainwater Capital Partners and other consultants.  Please see our revised disclosure under Certain Relationships and Related Party Transactions on pages 33 and 34, and Employees on page 8.

SEC Comment:

22.           Also, please disclose the extent to which any of the related person transactions are memorialized in writing.

Response:

The license agreement with Mayo Clinic and the financing documents for the Convertible Note Financing were memorialized in writing and are attached to the Form 8-K as Exhibits 10.1 and 4.2, 4.3, 10.12 and 10.13, respectively.  For clarity, under the Convertible Note Financing, only the placement agent received warrants.  Warrants were not provided to investors that purchased the convertible notes.

The verbal agreements with Vitality, Mr. Watters, Mr. Steege, HIPP and Rainwater Capital Partners were not memorialized in writing.  However, the Company has summarized these verbal agreements and filed such summaries as Exhibits 10.6, 10.7, 10.8, 10.9 and 10.10 to the Form 8-K.

Recent Sales of Unregistered Securities, page 35

SEC Comment:

23.                                 We reissue comment 42 of our letter dated June 17, 2011. We note the references to “accredited investors” without identifying, for example, the number of investors. For each transaction in this section, please revise to state briefly the facts relied upon to make the exemption available.

Response:

We intend to revise the last sentence under “Sale of Common Stock” as follows:

“The shares were sold, and the warrants were issued, pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.  The Company relied on the following facts in making such exemption available: (i) the offer and sale of these securities was made to eight accredited investors and therefore did not exceed the maximum purchaser limitation or violate the general solicitation rules; and (ii) all of the securities have the status of securities acquired in a transaction under Section 4(2) of the Securities Act and cannot be resold without registration or an exemption therefrom.”

We intend to revise the last sentence under the fourth paragraph of “Convertible Promissory Notes” as follows:

“The Promissory Notes were sold pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.  The Company relied on the following facts in making such exemption available: (i) the offer and sale of these securities was made to thirty-one accredited investors and therefore did not exceed the maximum purchaser limitation or violate the general solicitation rules; and (ii) all of the securities have the status of securities acquired in a transaction under Section 4(2) of the Securities Act and cannot be resold without registration or an exemption therefrom.”

In either transaction, the Company was not required to satisfy the information requirements set forth in Rule 502(b) of Regulation D because all of the offers and sales were made to accredited investors.  In addition, these transactions would not be integrated because the initiation of the Convertible Promissory Note financing occurred more than six months following the completion of the Sale of Common Stock.

SEC Comment:

24.                                 We note your response to comments 44 and 48 of our letter dated June 17, 2011. Please provide a copy of the omitted schedules to Exhibit 2.1.

Response:

We have supplementally provided a copy of the omitted schedules to Exhibit 2.1 in connection with this Comment Letter.

Exhibits
General

SEC Comment:

25.                                 Please file any consulting agreements entered into with HIPP or Rainwater Capital Partners, LLC, as referred to on page 33, as exhibits to your amended Form 8-K or advise us of your reasoning for not filing them under Item 601 of Regulation S-K.

Response:

Please see our response to Comment 22.

SEC Comment:

26.                                 Please provide us with supplemental copies on EDGAR of the exhibits you intend to file with your amended Form 8-K.

Response:

The exhibits that we intend to file have been filed with the Form 8-K.

Exhibit 99.1
Financial Statements

SEC Comment:

27.                                 We note your response to comment 50 of our letter dated June 17, 2011 and we reissue our comment. Please revise the Form 8-K to include the March 31, 2011 financial statements of OnPoint Medical Diagnostics, Inc., along with updated pro forma information for the interim period. Also revise the March 31, 2011 OnPoint financial statements, as necessary, to conform to any changes made in response to our comments.

Response:

We have revised the Form 8-K to include the revised March 31, 2011 financial statements of OnPoint Medical Diagnostics, Inc., along with updated pro forma information for the interim period.

Notes to Financial Statements, page 6
Registration Rights

SEC Comment:

28.                                 We note in your response to comment 52 of our letter dated June 17, 2011 that the registration rights agreement does not provide for any payment arrangements or liquidated damages. Please tell us where the registration rights agreement has been filed, or provide us with a copy of the agreement.

Response:

The registration rights agreement was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on June 13, 2011.

Intangible Assets, page 10

SEC Comment:

29.                                 We note that your intangible assets at December 31, 2010 include net deferred debt financing costs. Please revise to reclassify your deferred debt financing costs out of intangible assets.

Response:

As discussed with the Staff, we will reclassify the deferred debt financing costs out of intangible assets on a prospective basis, beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011.  As a result, we have not made any changes to the current filings in this regard.

Accounts Payable — Related Parties, page 11

SEC Comment:

30.                                 We note that as part of the Company’s plan for reorganization, in September 2010, the funding and consulting services from HIPP were ceased and the unpaid amounts aggregating $1,066,294 at that time were renegotiated and reduced to $500,000; the remaining $500,000 was then repaid by the issuance of 500,000 shares of common stock; and that as of December 31, 2010 there are no further outstanding amounts due to HIPP. We further note in your revised risk factor in response to comment 51 of our letter dated June 17, 2011 that there is always a remote possibility that an unknown liability was not properly settled with the Restructuring. Please advise us of the following:

a.                                       further explain to us your statement that there is always a remote possibility that an unknown liability was not properly settled with the Restructuring;

b.                                      revise your risk factor to state whether you have determined the likelihood of future liability for this contingency to be reasonably possible or remote; and

c.                                       tell us how you considered ASC 405-20-40-1 to arrive at your conclusion that the liability has been extinguished.

Response:

We do not believe that there will be any future claim from the HIPP restructuring settlement, but we thought we should disclose it as a risk factor in our filing.  In addressing this matter, we considered ASC 405-20-40-1 and believe the HIPP debt has been extinguished based on the fact that a financial asset (500,000 shares of our common stock) was delivered to HIPP to settle the outstanding debt.  Accordingly, the liability was removed from the Company’s balance sheet.  We will revise our risk factor to disclose that the risk of this HIPP settlement not being final is remote.  See revised wording to the last paragraph for the risk factor as follows:

“We believe that this settlement with Healthcare IP Partners is final and that there is only a remote chance that we could still be liable for any future claim from Healthcare IP Partners or any stockholder of Healthcare IP Partners relating to or in connection with the Restructuring.  Any such claim could harm our revenues, business, prospects, financial condition and results of operations assuming our acceptance of responsibility for such claim.”

SEC Comment:

31.                                 We note your response to comment 37 and 47 of our letter dated June 17, 2011. Please revise to provide all related party disclosures required by FASB ASC 850- 10-50-1 with respect to your transactions with Vitality Systems, Inc.

Response:

No disclosure was required by FASB ASC 850-10-50-1 with respect to Vitality Systems, Inc. because Vitality Systems, Inc. was not a related party of OnPoint Medical Diagnostics, Inc. during the period covered by the financial statements of OnPoint Medical Diagnostics, Inc. contained in Exhibit 99.1 of the Form 8-K.  Vitality Systems, Inc. was a related party of Vertical Health Solutions, Inc.

Convertible Debt, page 12

SEC Comment:

32.                                 We note in your response to comment 54 of our letter dated June 17, 2011 that there is a possible contingent beneficial conversion feature, and that this benefit will be accounted for at the time of any future conversion assuming the contingency has been resolved in accordance with ASC 470-20-35. Please define for us your use of “contingent beneficial conversion feature,” and further explain to us why an embedded beneficial conversion feature was not recognized separately at issuance. In this regard, it appears to us that the convertible debt is convertible into common stock at the lower of a conversion rate fixed at the commitment date (i.e. $0.65 per share) or a fixed discount to the market price of common stock at the date of conversion (i.e. 65% of the volume weighted average of the common stock for the 20 trading dates preceding a conversion; but not less than $0.25 per share). Refer to ASC 470-20-05-7.

Response:

In accordance with ASC 470-20-35, we have a contingent conversion option (our previous words used were “contingent beneficial conversion feature”) due to the fact that the debt instrument is convertible from inception but contains conversion terms that change upon the occurrence of a future event.  In our case, if our stock is trading at anything less than $0.65 when a conversion occurs, the debt holder will be able to convert at that reduced price less a 35% discount; provided, however, that the conversion amount shall not be less than $0.25 per share.  In which case, the debt holder would receive a benefit and the value of that benefit would be recorded when the triggering event occurs.

You also refer us to ASC 470-20-05-7 in your comment.  We agree that our debt instrument does possibly contain a beneficial conversion feature.  However, at the time of issuance, the holder could only convert at $0.65 which was the fair value of OnPoint’s common stock on that date.  Therefore, there was no immediate beneficial feature to record.  Additionally, we did not record the free standing embedded conversion feature as a separate liability because it did not meet the definition of a derivative. The embedded instrument does not meet the net settlement characteristic as noted in ASC 815-10-15-83(c) and ASC 815-10-15-99.   More specifically, to meet the net settlement characteristics, an embedded instrument must be able to be either (1) net settled under contract terms, (2) net settled through a market mechanism or (3) net settled by delivery of derivative instrument or asset readily convertible to cash.  The Company believes the embedded instrument cannot be net settled via contract terms or a market mechanism and although though settlement of the embedded instrument could be made with the delivery of the Company’s common stock (i.e. an asset), due to the lack of trading activity of OnPoint’s common stock at the time of issuance as per ASC 815-10-15-130 and as illustrated at ASC 815-10-55-87, 88 and 89 (Cases B through D), to be considered “readily convertible to cash”, the number of shares of stock to be exchanged must be small relative to the stock’s daily transaction volume.  Currently, the Company has no daily trading volume.  However, moving forward, as required in ASC 815-10-15-139, the Company will continually evaluate whether or not the common stock is considered to be readily convertible to cash.  In the event the Company’s daily trading volume of their common stock were to increase significantly to the point where the shares to be exchanged in connection with the convertible debt would be relatively small in relation to the daily trading volume, the contract would then satisfy the net settlement characteristic and will likely be accounted for as a derivative and recorded as a liability.

Stockholders Equity, page 13

SEC Comment:

33.                                 We note in your response to comment 55 of our letter dated June 17, 2011 that you had an estimated pre-money valuation of $4.6 million on October 20, 2010. Please define for us your use of “pre-money valuation” and explain to us in sufficient detail how you determined the $4.6 million value, including the significant factors, assumptions and methodologies that you used.

Response:

We have defined our use of the term “pre-money valuation” as the valuation of the company before closing a new round of investment, including the value of the license agreement, the intellectual property, the assembled management team, and the opportunity.  We define the term “post-money valuation” as the value of the company after external financing is added to the balance sheet.

In arriving at the pre-money valuation, we took into account a number of important factors including the valuation of the business based on the capital that was raised in 2009, the investment Mayo Clinic made in developing the software, the existing financials of the business, the return on investment expectations of new investors, dilution of our current shareholders, the future value of the business including the multipliers of similar publicly traded software-as-a-service companies, responses from venture capital firms, and experiential advise from our board of directors and investment banker.  We were initially seeking $800,000 of financing for operating capital, software technology development, and to take the business public.  It was determined primarily based on negotiations with the initial investor to issue no more than 15% of the business for the proposed $800,000 investment (along with the factors and assumptions listed above).  As such, the post-money valuation of the firm at the time was approximately $5.4 million (or $800,000 divided by 15%), which less the $800,000 investment results in a pre-money valuation of approximately $4.6 million.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Basis of Presentation, page 6

SEC Comment:

34.                                 We note your response to comment 57 of our letter dated June 17, 2011. Please be advised that there is currently a lapse in periodic reports filed since the March 31, 2011 financial statements of Vertical Health Solutions, Inc. (“VHS”), the shell company, have not been filed. Revise your March 31, 2011 Form 10-Q to present the financial statements of VHS prior to the consummation of the merger.

Response:

As requested, we have amended the Company’s Quarterly Report on Form 10-Q, for the period ended March 31, 2011, to include the March 31, 2011 financial statements of VHS, the shell company.  The merger information relating to OnPoint Medical Diagnostics, Inc. has been included as a subsequent event in such financial statements.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

SEC Comment:

35.                                 Please amend your Form 10-Q, as appropriate, in response to the issues raised by the comments above.

Response:

The Company has amended the Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.  The Company will file the amended Form 10-Q with the Form 8-K, the amended Form 10-Q for the quarter ended March 31, 2011 and the amended Form 10-K for the year ended December 31, 2010, all of which will be filed on the date hereof.

In addition, the Company acknowledges the following:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the above responses will be acceptable to the Staff.  Please do not hesitate to contact me at (612) 568-4210 should you have any questions regarding the foregoing.  Thank you for your time and attention.

Very truly yours,

/s/ William T. Cavanaugh
William T. Cavanaugh
President and Chief Executive Officer

cc:           Emilio Ragosa, Esq.